Exhibit 12, Page 1 of 1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	Year ended December 31,
	2005	2004	2003	2002	2001

EARNINGS
Income from continuing operations before income taxes as reported	$1,697	$1,302	$586	$706	$553

Add (subtract):
Total interest expenses (as detailed below)	552	567	609	663	674
Amortization of capitalized interest	5	5	5	6	5
Income of partially owned entities (1)	(61)	(58)	46	36	39
Subsidiaries' preferred dividend requirements	--	--	--	2	2

Total earnings	$2,193	$1,816	$1,246	$1,413	$1,273

FIXED CHARGES
Interest expense on debt	$494	$489	$497	$518	$553
Other interest expense	6	18	5	32	2
Calculated interest portion of rent expense	52	45	39	40	41
NS' share of Conrail interest	--	15	68	73	78

Total interest expenses	552	567	609	663	674

Capitalized interest	11	10	12	11	17

Subsidiaries' preferred dividend requirement on a pretax basis	--	--	--	4	4

Total fixed charges	$563	$577	$621	$678	$695

RATIO OF EARNINGS TO FIXED CHARGES	3.90	3.15	2.01	2.08	1.83

(1) Includes: (a) the distributed income of equity investees, net of equity earnings included in income from continuing operations before income taxes as reported and the minority income of consolidated entities which have fixed charges; and, for the periods before the Conrail Corporate Reorganization, (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.